UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-35729

YY INC.

Building 3-08, Yangcheng Creative Industry Zone

No. 309 Huangpu Avenue Middle

Tianhe District, Guangzhou 510655

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.

By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: May 30, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

YY Announces the Appointment of Two New Independent Directors

Guangzhou, China, May 24, 2013 – YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary rich communication social platform, today announced that it has enhanced the independence of its Board of Directors (the “Board”) by appointing two additional independent directors, effective as of May 23, 2013. After the appointment, the Company’s Board will consist of a majority of independent directors.

YY appointed Mr. Richard Weidong Ji as an independent director and a member of the audit committee of the Board and Mr. David Tang, as an independent director and a member of the compensation committee of the Board. Additionally, Mr. Alexander Hartigan, a non-independent director of the Board who has been a director since 2008, has resigned from the Board effective May 23, 2013.

Mr. Richard Weidong Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top Internet analysts covering the Chinese Internet according to the Institutional Investor and Greenwich Associates’ annual surveys. Over Mr. Ji’s career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a PhD in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China. Mr. Ji is currently establishing his own fund with the goal of investing in Internet technology leaders and consumer brands that help enhance the lives of Chinese consumers.

Mr. David Tang currently serves as a Managing Director of Nokia Growth Partners, a global venture capital firm that specializes in investing in mobile technologies and mobile businesses. Mr. Tang has spent nearly a decade with the Nokia group, having served as the Vice Chairman of Nokia (China) Investment Co., Ltd. and Chairman of Nokia Telecommunications Ltd. where he was responsible for government relations, strategic partnerships, corporate development, and sustainability. Prior to serving in those roles, he was the Vice Chairman and Vice President of Sales for Nokia in the greater China region from 2005 to 2009. Mr. Tang has also held executive positions in other leading global technology firms such as Apple, AMD, 3Com, DEC, and AST. From 2011 to 2012, Mr. Tang was the Vice President of the European Union Chamber of Commerce in China, Vice Chairman of the China Association of Enterprises with Foreign Investments, and Vice Chairman of the Beijing International Chamber of Commerce. Mr. Tang received his bachelor’s degree in Computer Science and Engineering from California State University at Long Beach and a master’s degree in Business from California State University at Fullerton.

Mr. Jun Lei, chairman of the Board of YY, stated, “We are very excited to bring on two new directors who have extensive knowledge and experience working in the global internet and technology industries. We believe their wealth of knowledge, skills and insights will help us drive our ongoing strategic initiatives going forward. We also believe that the increased independence of our Board further demonstrates our ongoing commitment to strengthening our corporate governance practice. Upon the appointments of Mr. Ji and Mr. Tang, we are in full compliance with the requirements of the NASDAQ Stock Market Rules to have a majority independent board in a relatively short amount of time since becoming a publicly listed company. We also wish to express our sincere gratitude to Mr. Hartigan for his service to YY as our Board member and wish him continued success in his future endeavors.”

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Pursuant to these appointments, the Company’s Board is now comprised of nine members, a majority of whom are independent directors. The Company’s audit and compensation committees now both have three members, all of whom are independent directors.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these factors and other risks is included in YY’s filings with the SEC. All information provided in this press release us as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

YY Inc.

Anna Yu

Tel: (+86) 20 29162000

Email:IR@YY.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 915-1611

Email:IR@YY.com

Source: YY

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